Exhibit 99.3

AMENDMENT NO. 2

TO

1847 GOEDEKER INC.

2020 EQUITY INCENTIVE PLAN

The 1847 Goedeker Inc. 2020 Equity Incentive Plan, as amended (the “Plan”), is hereby amended as follows:

Section 4 of the Plan is hereby amended in its entirety to read as follows:

“4.	Shares Subject to the Plan.

4.1. Subject to adjustment in accordance with Section 11, a total of 11,000,000 shares of Common Stock shall be available for the grant of Awards under the Plan. Shares of Common Stock granted in connection with all Awards under the Plan shall be counted against this limit as one (1) share of Common Stock for every one (1) share of Common Stock granted in connection with such Award. During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

4.2. Shares of Common Stock available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

4.3. Any shares of Common Stock subject to an Award that is canceled, forfeited or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan. Any shares of Common Stock that again become available for future grants pursuant to this Section 4.3 shall be added back as one (1) share. Notwithstanding anything to the contrary contained herein: shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an Option, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a stock-settled Stock Appreciation Right or other Awards that were not issued upon the settlement of the Award.”

Except as herein amended, the provisions of the Plan shall remain in full force and effect.

Effective as of December 22, 2021